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                             May 13, 2020

       John Temperato
       Chief Executive Officer
       9 Meters Biopharma, Inc.
       8480 Honeycutt Road, Suite 120
       Raleigh, NC 27615

                                                        Re: 9 Meters Biopharma,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 1, 2020
                                                            File No. 001-37797

       Dear Mr. Temperato:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 1, 2020

       General

   1. We note that your Form 8-K filed on May 4, 2020 indicates that proceeds raised from your Series A Preferred
Stock Financing were used to finance your acquisition of Naia
                                                        Rare Diseases.
Accordingly, please revise your proxy statement to explain this use of
                                                        Series A proceeds.
Refer to Item 11(c) of Schedule 14A. In addition, Note A to Schedule
                                                        14A requires that the
information called for by Items 11, 13 and 14 be provided when security holders are
asked to authorize the issuance of additional securities to be used to acquire another
specified company when there will be no separate opportunity to vote on the acquisition.
Accordingly, please revise the preliminary proxy statement to include the information required by
Items 11, 13 and 14 of Schedule 14A with respect to the Naia
                                                        Rare Diseases
transaction or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Temperato
9 Meters Biopharma, Inc.
May 13, 2020
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameJohn Temperato
                                                       Division of Corporation
Finance
Comapany Name9 Meters Biopharma, Inc.
                                                       Office of Life Sciences
May 13, 2020 Page 2
cc:       Alexander M. Donaldson, Esq.
FirstName LastName